

Mail Stop 7010

January 24, 2008

via U.S. mail and facsimile

William P. Horigan
Chief Executive Officer and Chairman of the Board
Human Pheromone Sciences, Inc.
84 W Santa Clara Street, Suite 720
San Jose, California 95113

      RE: Human Pheromone Sciences, Inc.
             Form 10-KSB for the Fiscal Year Ended December 31, 2006
             Filed March 29, 2007
             Forms 10-QSB for the Fiscal Quarters Ended March 31, 2007, June 30, 2007
             and September 30, 2007
             File No. 0-23544

Dear Mr. Horigan:

      We have reviewed your response letter dated January 22, 2008 and have the following additional comments. Where indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

1. Summary of Significant Accounting Policies, 21

Revenue Recognition, page 22

1. We note your response to comment 2 in our letter dated December 21, 2007. However, it remains unclear how you determined that all three deliverables for the PPC agreement meet the criteria in EITF 00-21 for separate units of accounts. Please provide us with a more comprehensive analysis of paragraph 9 of EITF 00-21 including the guidance in paragraphs 11-16 of EITF 00-21 regarding your determination of the fair value of each deliverable. Please also note Example 6 in Exhibit 00-21B in relation to your analysis of the PPC arrangement. Please ensure your analysis addresses each of the following, at a minimum:

- You have provided PPC with a license to use your patented compounds as the basis for products PPC intends to develop in sell. You also state that as part of this license agreement, you are providing technical services/proprietary information to PPC to aid in PPC's development of the licensed compounds into saleable products including guidance on upgrading PPC's manufacturing facility to then manufacture the developed products. As such, it is unclear how these two deliverables have standalone value, as it would appear that another entity would be unable to provide PPC with the proprietary information about your patented compounds that it is licensing from you from another entity. Further, it is unclear how the license for the patented compounds has standalone value to PPC without the proprietary information from you to facilitate PPC in developing a product containing the patented compounds.
- Please tell us whether you have previously provided proprietary information to a customer regarding your patented compounds without also obtaining a licensing agreement for the patented compounds from the customer.
- Please tell us whether you have or have had a licensing agreement for your patented compounds in which you did not also provide technical support and/or proprietary information to aid the licensing customer in developing a saleable product containing the patented compounds. In this regard, we note that you have a licensing agreement with Schwarzkopf & Henkel for your patented technology for which you state you are not providing any discernable service. It is unclear how this licensing agreement compares to your licensing agreement with PPC.
- Please provide a more detailed explanation as to how you determined the fair value of each of the deliverables based on the guidance provided in paragraphs 11-16 of EITF 00-21. For example, it is unclear to us how you determined that the fair value of the licensing of your two patented compounds based on prevailing royalty rates and expected run-rates for the products that might be developed is considered "objective and reliable evidence of fair value." In addition, it is unclear where or how the "prevailing royalty rates" came from or was developed based on your response. Finally, paragraph 16 of EITF 00-21 notes that contractually stated prices for individual products or services should not be presumed to be representative of fair value.

2. Please provide us with the following additional information regarding your licensing agreements:
   - The amount of revenue you recognized for each of the three deliverables you identified for the PPC agreement during fiscal year 2006 and the nine-months ended September 30, 2007.
   - The date you began recognizing revenue for the exclusive right of first discussion deliverable. Please also disclose this date in future filings.
   - A rollforward of total deferred revenue (combining both current and noncurrent) from December 31, 2006 to September 30, 2007 that separates out the changes by each deliverable for the PPC agreement and the license fee for the Schwarzkopf & Henkel agreement.

*   *   *   *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter on EDGAR that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Tracey Houser, Staff Accountant, at (202) 551-3736, or in her absence, me at (202) 551-3355, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Terence O'Brien
Accounting Branch Chief